UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) 33.3.0029520-8

Publicly-Held Company

NOTICE TO DEBENTURE HOLDERS

TOTAL EARLY REDEMPTION OF THE 5TH ISSUANCE OF SIMPLE,

NON-CONVERTIBLE DEBENTURES OF OI S.A.

BRAT15 - OIBR-D51- BROIBRDBS003 (formerly BRBRTODBS042)

OI S.A. (the “Company”) informs the holders of its outstanding debentures (“Debenture Holders”) of the 5th Issuance of the Company’s Debentures (“Debentures,”), pursuant to Clause 4.12.2 of the Indenture of the 5th Issuance, the 4th Public, of Unsecured, Simple, Non-Convertible Debentures of Oi S.A., in a Single Series, dated June 20, 2006, as amended on December 17, 2008 and October 3, 2011 (the “Indenture”) and in accordance with the resolution of the General Meeting of Debenture Holders, held on June 15, 2012, that on June 26, 2012 (the “Early Redemption Date”) it will redeem all of the outstanding Debentures (the “Early Redemption”).

Pursuant to the Indenture, the Company will pay to the Debenture Holders the following amounts per debenture on the Early Redemption Date:

Face Value Per Unit: R$3,340.00

Interest Per Unit: R$24.385687

Premium per Unit: R$86.388322

Outstanding Debentures: 108,000

Payments relating to the Debentures redeemed early by virtue of the Early Redemption will be made, as the case may be: (i) by means of the procedures adopted by CETIP S.A. – Balcão Organizado de Ativos e Derivativos (“CETIP”) for Debentures registered on the National System of Debentures (SND - Sistema Nacional de Debêntures); (ii) by means of the procedures adopted by the CBLC - Companhia Brasileira de Liquidação e Custódia (“CBLC”), for Debentures registered on the BOVESPA FIX; and/or (iii) by deposit into checking accounts indicated by the Debenture Holders to be made by Banco do Brasil S.A. (“Mandated Bank”), in the case of Debenture Holders who do not observe the above-mentioned procedures.

Rio de Janeiro, June 25, 2012

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2012

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Investor Relations Officer